G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761
October 5, 2007
VIA EDGAR AND FEDERAL EXPRESS
Jay E. Ingram, Esq.
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc. Definitive 14A Filed on April 24, 2007 File No. 000-12367
Dear Mr. Ingram:
          Reference is made to your letter dated August 21, 2007 regarding comments by the staff of the Securities and Exchange Commission (“Staff”) with respect to the above-captioned filing of Midway Games Inc. (the “Company”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold italics and the Company responses follow.
Compensation Discussion and Analysis, page 13
1.	It appears that the Compensation Committee gives some weight to the extent to which compensation of Midway Games’ named executive officers compares to that of the companies against which you benchmark compensation, notably, Activision, Electronic Arts, THQ and Take-Two Interactive Software. Yet your disclosure also indicates that you make cash and equity awards on largely discretionary bases but that the Committee considers individual and company performance when determining compensation packages. Please provide clear disclosure that addresses how you determine the levels of compensation paid and how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.
In setting the initial compensation level of a Named Executive Officer upon hire, the Company considers (a) compensation paid for similar positions within the interactive entertainment software industry in which we compete, including that at our principal competitors, Activision, Inc., Electronic Arts, THQ Inc. and Take-Two Interactive Software, Inc., as well as (b) the Named Executive Officer’s compensation level in relation to his education, skills and value, the recommendation of the Chief Executive Officer, his duties relative to the other Named Executive Officers and officers within the Company and the competitive marketplace for such Named Executive Officer’s specific talent. Adjustments to compensation on an on-going basis comprise cash raises, cash bonuses and equity awards. In determining adjustments to compensation on an on-going basis, raises related to the Named Executive Officer’s cash compensation and equity awards are made on a largely discretionary basis. In 2006 the decision regarding raises and discretionary cash bonuses was based upon Company

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

profitability and, in view of the fact that the Company was not profitable in 2006, no raises or discretionary cash bonuses were given to the Named Executive Officers during 2006. However, no specific formulae or target profitability levels were used in making this determination. In 2006 all compensation goals for the Named Executive Officers were tied broadly to Company profitability. Decisions related to cash bonuses under the Amended and Restated Midway Incentive Plan are discussed more fully at our response to Question 4, below.
In response to your comment the Company will, as applicable, address the role of discretion and benchmarking in future disclosure in conformance to the requirements of Item 402(b)(1)(vi) of Regulation S-K.
2.	Please provide a complete description of the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. Please discuss the role of Mr. Zucker in Midway Games’ compensation processes and his input during the crafting of compensation packages. Also discuss whether or not Mr. Zucker makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation.
The Compensation Committee meets from time to time at the request of the Board of Directors or upon notice given by the Chairman of the Compensation Committee to (1) review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other senior officers; (2) review periodically the succession plans relating to the Chief Executive Officer and the other senior officers; (3) evaluate the Chief Executive Officer’s performance and, either as a committee or together with other independent directors, determine the compensation of the Chief Executive Officer; (4) make recommendations to the Board with respect to compensation of the other senior officers; (5) administer, approve and ratify awards under our stock option, incentive-compensation and other benefit plans, including determining the timing, pricing and amount of grants and awards to be made under the provisions of our compensation plans; and (6) revise executive employment agreements. Other than the performance of its duties as set forth above, the Compensation Committee has no pre-determined meeting dates or agenda, nor does it have other formal processes, rules or procedures as required to be disclosed pursuant to Section 407(e)(3) of Regulation S-K. The Compensation Committee may delegate its authority to the full extent permitted by Delaware law, but it has declined to delegate any authority to management to date.
All of the Named Executive Officers except Mr. Allison were retained prior to the employment of Mr. Zucker as President and Chief Executive Officer of the Company. Therefore, Mr. Zucker did not offer input with respect to such Named Executive Officer’s initial compensation packages. However, by way of background, Mr. Zucker actively participated in the crafting of the compensation package with respect to the retention of Mr. Allison, who was hired after Mr. Zucker became President and Chief Executive Officer. In this matter Mr. Zucker’s participation included the direct negotiation of Mr. Allison’s compensation with Mr. Allison, pursuant to the advice and counsel of the Vice President of Human Resources and the review and approval of the Compensation Committee. With respect to the ongoing compensation of the Named Executive Officers, Mr. Zucker actively makes recommendations to the Compensation Committee regarding changes to the compensation packages for the Named Executive Officers. In addition, Mr. Zucker finalizes and approves the annual goals for the Named Executive Officers in discussions with them. The establishment of each Named Executive Officer’s annual goals is discussed in more detail in our response to Question 5, below. In light of the fact that the Company was not profitable in 2006, Mr. Zucker did not make any recommendations to

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

the Compensation Committee for adjustments (including raises, cash bonuses or equity awards) for the Named Executive Officers for 2006.
With respect to his own compensation, Mr. Zucker annually proposes and discusses personal performance goals to the Chairman of the Board of Directors.
In response to your comment the Company will, as applicable, address the role of our Chief Executive Officer in future disclosure regarding the compensation-setting process in conformance to the requirements of Item 407(e)(3) of Regulation S-K.
3.	Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparity in Mr. Zucker’s total compensation as compared to that of the other named executive officers and provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis and, to the extent disparities in compensation can be attributed to the terms of Mr. Zucker’s employment agreement, please discuss the agreement in reasonably complete detail.
The Company’s compensation policies do not comprise material differences with respect to individual Named Executive Officers. Rather, the Named Executive Officers are compensated based on their historical contributions to our business (including their contributions to the profitability of the business), each person’s unique education, skills and value, the recommendation of the Chief Executive Officer and the competitive marketplace for executive talent. For 2006, variances in the dollar amount of compensation and equity grants among the Named Executive Officers can be attributed to historical practices of the Company, the position of the Named Executive Officers relative to the other Named Executive Officers in the Company and relative to similar talent within the interactive entertainment software industry in which we compete.
Similarly, with respect to Mr. Zucker’s total compensation, there are no material differences in policy with respect to his total compensation as compared to that of the other Named Executive Officers. As the Chief Executive Officer and direct supervisor of the other Named Executive Officers, Mr. Zucker is compensated accordingly for his position, and he is compensated consistently with other Chief Executive Officers within the interactive entertainment software industry in which we compete. In addition, at the time that Mr. Zucker was hired, it was the historical practice of the Company to provide employment agreements to its Chief Executive Officers, although the differences in the compensation of Mr. Zucker as compared to the other Named Executive Officers are not attributable to the terms of Mr. Zucker’s employment agreement but rather for the reasons set forth, above.
Cash Bonus, page 14
4.	Please disclose the financial performance-related factors for the 2006 bonus plan and those financial performance goals, to the extent established, that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) to Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

poses a reasonable risk of competitive harm. Consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation [S-K].
With respect to financial performance-related factors for the Amended and Restated Midway Incentive Plan related to the 2006 bonus that was not paid and to the potential bonus for 2007, profitability was and is a threshold requirement for payout to occur. Level of profitability was not defined in terms of specific revenue or dollar amounts for 2006 or 2007. If profitability is achieved, payout to the Named Executive Officers is determined based on a combination of the financial performance of Midway and Management’s evaluation of the degree to which an eligible employee meets his or her individual performance goals, subject to the ultimate approval of the Compensation Committee. The financial performance of Midway is based upon the yearly target net income goal as established by management of the Company. The Company believes that the disclosure of its target net income goals for 2006 or 2007 would result in competitive harm to the Company. Such target net income goals comprise product plans and sales projections, which are commercial and financial information that is confidential. Individual performance goals are discussed in more detail in our response to Question 5, below. All Named Executive Officers other than the Chief Executive Officer are eligible to participate in the Amended and Restated Midway Incentive Plan.
We last reported an annual operating profit in fiscal 1999. In our Annual Report on Form 10-K for the year ended December 31, 2006, the Company reported a loss of $108.5 million for the year ended December 31, 2005 and a net loss of $72.0 million for the year ended December 31, 2006. On August 2, 2007, the Company issued a press release reporting its results for the second quarter of 2007 and provided guidance for the year ending December 31, 2007. In that press release, the Company guided to a net loss of $0.44 per basic and diluted share for the year ending December 31, 2007. The achievement of profitability in 2007 is not at this time deemed probable. Therefore, the likelihood of payment of cash bonuses to the Named Executive Officers who are eligible under the Amended and Restated Midway Incentive Plan for the year ended December 31, 2007 is not at this time deemed probable.
In response to your comment the Company will, as applicable, address how difficult it will be meet targets that are undisclosed in future disclosure in conformance to the requirements of Item 402(b)(2)(v)-(vi) of Regulation S-K.
5.	Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how you structure and implement the applicable elements of your compensation packages to reflect your named executive officer’s individual performance. Please address the elements of individual performance, both quantitative and qualitative, as well as specific contributions, the Compensation Committee considered in its evaluation of specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Other than the individual performance goals of the Chief Executive Officer, the establishment of which are discussed more fully in our response to Question 2, above, individual performance goals of the Named Executive Officers are proposed each year by the Named Executive Officers in discussions with the Chief Executive Officer, who finalizes and approves such goals. Generally speaking, such goals relate broadly to the achievement of profitability of the Company. However, the Company believes that the disclosure of and a discussion regarding the specific quantitative and qualitative goals of each individual Named Executive Officer would result in competitive harm to the Company as such individual performance goals are confidential commercial and financial information that relates to

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

specific quarterly and annual revenue goals, inventory management goals, product development budgets, sales goals, product development bonuses, cost control measures, product planning and video game title delivery goals, advertising campaign budgets, marketing goals, product licensing goals, product development and distribution goals, personnel recruitment, management and retention goals, productivity goals, and financial and efficiency goals . In view of the fact that the Company was not profitable in 2006, the respective goals of each Named Executive Officers were not met. Therefore, no adjustments to compensation were made with respect to the compensation of any Named Executive Officer during 2006.
Compensation Consultant, page 15
6.	With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K. To this extent, your disclosure with respect to the engagement of Pearl Meyer & Partners lacks discussion of the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagements.
As disclosed on page 15 of the proxy statement, Pearl Meyer & Partners was engaged by the Compensation Committee in 2005 to determine the number of performance-contingent restricted shares and performance requirements relating to such shares with respect to the grant of performance-contingent restricted shares in October 2005. Such determination reflected the importance of, and challenges attendant to, a performance turnaround for the Company vis-à-vis profitability, as well as the need to provide competitive compensation opportunities for the relevant period in accordance with our stated compensation philosophy. These directives comprise the material elements of the instructions given to Pearl Meyer & Partners; no additional material instructions or directions were given to the consultant. Further, also as disclosed on p. 15 of the proxy statement, no compensation consultant provided services with respect to Named Executive Officer compensation during 2006.
However, in response to your comment the Company will, as applicable, address the material elements of the instructions or directions given to any retained consultant in future disclosure in conformance to the requirements of Item 407(e)(3)(iii) of Regulation S-K.
Outstanding Equity Awards at December 31, 2006, page 19
7.	Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers. See Instruction 2 to Item 402(f)(2) of Regulation S-K.
In response to your comment the Company will ensure that future disclosure will conform to the requirements of Item 402(f)(2) of Regulation S-K, including Instruction 2 thereto.
Potential Payments Upon Termination or Change-in-Control, page 20
8.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

Mr. Zucker’s payment and benefit levels were determined under the various circumstances that trigger payments under his employment agreement (i) in accordance with Company historical compensation practices with respect to its chief executive officers; (ii) consistent with his position as Chief Executive Officer and direct supervisor of the other Named Executive Officers; and (iii) consistent with other Chief Executive Officers within the interactive entertainment software industry in which we compete. The amounts payable under Mr. Zucker’s employment agreement directly correspond to the stated elements of the Company’s compensation program, namely salary, cash bonus and equity awards. Since the Company does not provide other types of compensation (e.g., deferred compensation or retirement benefits other than participation in the Company-sponsored 401(k) plan), the determination of amounts payable under Mr. Zucker’s employment agreement does not impact nor is it impacted by any other compensation objectives.
With respect to Messrs. Iribarren and Powell, who have change in control arrangements with the Company, the determination of the appropriate payment levels under such arrangements were made pursuant to negotiations with Messrs. Iribarren and Powell. The differences in amounts payable to Messrs. Iribarren and Powell reflect their relative positions with the Company. These arrangements were designed purely to retain the services of Messrs. Iribarren and Powell in the event the Company pursued a business objective that would result in a change of control in order to ensure their assistance throughout such process and, as such, do not impact any other compensation objectives.
In response to your comment the Company will, as applicable, provide additional disclosure regarding how benefit levels are determined in termination and change-in-control arrangements in future disclosure in conformance to the requirements of Item 402(b)(1)(v) and (j)(3) of Regulation S-K.
9.	The disclosure in this section comprises a disproportionate amount of disclosure when compared to the rest of the information you have provided under Item 402 of Regulation S-K. It is not clear why the disclosure regarding payments upon termination or change-in-control exceeds in length or is more detailed than your entire Compensation Discussion and Analysis. Please give appropriate consideration to concentrating this information in to concise disclosure of the material concepts and potential payouts that underlie these types of agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732A.
While we agree that this disclosure is long in relation to our Compensation Discussion and Analysis, we believe we have summarized the relevant agreements as succinctly as possible, and believe that any further reduction might lead to inaccurate or misleading disclosure. Due to the large number of defined terms and contractual provisions in the agreements that are materially relevant to the required disclosure, it is difficult to shorten the disclosure any further without losing meaning. In future filings we will continue to incorporate Plain English principles in the preparation of our disclosure and will, where applicable, look for ways to present complex subjects in a fashion that is readily understandable and that fits reasonably within our overall compensation disclosure.
Director Compensation, page 24
10.	It is not clear why you have not disclosed in a footnote the aggregate number of option awards outstanding at fiscal year end and the assumptions made in the valuation by reference to a discussion of those assumptions in Midway Games’ financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

In response to your comment the Company will ensure that future disclosure will conform to the requirements of Item 402(k)(2)(iii) and (iv) of Regulation S-K, including Instruction to Item 402(k) thereto.
11.	Refer to the disparity in the fees earned by Mr. Cron as well as the disclosure in the narrative indicating that the chairman and certain directors are eligible for bonus awards based on “certain objectives” and “individual efforts”. Please provide appropriate quantitative disclosure of the terms of the necessary objectives that resulted in the bonus payment for these individuals. To the extent the amount reported for Mr. Cron covers a bonus payment, provide a reasonably complete description of the compensation arrangement that generated the payout. See Item 402(k)(3)(ii) of Regulation S-K. In addition, disclosure in the narrative indicates that you made bonus payments to Messrs. Cron and Steele and Ms. Redstone on March 22, 2007. It would appear that these payments related to services performed in 2006, and, if this is the case, these payments should be reported in column (b) for the 2006 fiscal year and the disclosure relating to Mr. Cron should appropriately differentiate the sources of the amounts you are reporting for his compensation.
The increase in fees for the Chairman of the Board of Directors for 2006 was a result of a review by the Board of Directors of the duties of the Chairman. The Board determined that the current duties of the Chairman were significantly more substantial than those of a director or other committee chairman and increased the fees of the Chairman of the Board of Directors accordingly. Specifically, the Chairman of the Board served and continues to serve as a liaison among management of the Company, the members of the Board of Directors and committees of the Board of Directors. In addition, the Chairman meets and consults with management of the Company, the members of the Board of Directors and committees of the Board of Directors regarding Company business opportunities.
At the direction of the Board of Directors, Mr. Cron, along with the assistance of Mr. Steele and Ms. Redstone, has reviewed various business opportunities on behalf of the Company. Mr. Cron was eligible for, and received, a $300,000 bonus payment upon completion of certain goals related to the exploration of such business opportunities. Specifically, Mr. Cron was required to identify and investigate various companies with which the Company could engage in business transactions in furtherance of the Company’s objective to achieve profitability and to propose and negotiate the terms of such transactions. No specific numerical or financial metrics relating to the goals were specified.
With respect to the bonus payment to Messrs. Cron and Steele and Ms. Redstone on March 22, 2007, please note that those payments related to services performed in 2007 in furtherance of the pursuit of business opportunities on behalf of the Company. While such disclosure was not required in the proxy statement under applicable rules, the Company chose to include it in the narrative description of the director compensation. Therefore, while such payments will be reported in column (b) of the director compensation table for the 2007 fiscal year, it was not included in column (b) of the director compensation table for the 2006 fiscal year.
In response to your comment the Company will, as applicable, provide additional disclosure regarding the compensation provided to our directors in future disclosure in conformance to the requirements of Item 402(k)(3)(ii) of Regulation S-K.
          This concludes our responses to the Staff’s comments. Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jay E. Ingram, Esq.
Securities and Exchange Commission
October 5, 2007

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate your assistance with this filing and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary & General Counsel

DKF/